                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                    filed by
                               James M. Clark, Jr.
                                       and
                                Susanna L. Porter

                    Under the Securities Exchange Act of 1934

                          JOHN Q. HAMMONS HOTELS, INC.
                                (Name of Issuer)

                Class A - Common Stock, Par Value $.001 per Share
                         (Title of Class of Securities)

                                    408623106
                                 (CUSIP Number)

                               JAMES M. CLARK, JR.
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 APRIL 14, 1998
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. 408623106                                  Page        of        Pages
                                                         --------  --------
-------------------                                  ---------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Susanna L. Porter
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER  Susanna L. Porter has sole voting power
   NUMBER OF      with respect to 7,050 shares as more fully set forth herein
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
   OWNED BY       0 shares
EACH REPORTING -----------------------------------------------------------------
    PERSON     9  SOLE DISPOSITIVE POWER
     WITH         7,050 shares as more fully set forth herein
               -----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                  0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,050 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.12%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        Individual
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. 408623106                                  Page        of        Pages
                                                         --------  --------
-------------------                                  ---------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James M. Clark, Jr.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
               7  SOLE VOTING POWER  James M. Clark, Jr. has sole voting power
   NUMBER OF      with respect to 445,000 shares
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER  James M. Clark, Jr. has shared voting
   OWNED BY       power with respect to 53,300 shares as more fully set forth
EACH REPORTING    herein
    PERSON     -----------------------------------------------------------------
     WITH      9  SOLE DISPOSITIVE POWER
                  445,000 shares
               -----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                  53,300 shares as more fully set forth herein
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        455,000 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.53%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        Individual
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         The persons filing this Amendment No. 1 are James M. Clark, Jr. and Susanna L. Porter. This Amendment No. 1 amends a Statement on Schedule 13D filed by James M. Clark, Jr. and Susanna L. Porter dated March 31, 1998. (the "Statement"). However, the filing of this Amendment No. 1 should not be deemed an admission that the parties referenced above comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 1 relates to the Class A - Common Stock, $ 0.01 par value (the "Common Stock"), of John Q. Hammons Hotels, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices at 300 John Q. Hammons Parkway, Springfield, MO 65806.

         Other than as set forth below, to the best knowledge of the filing persons there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         James M. Clark, Jr. currently owns 455,000 shares of Common Stock purchased at an aggregate price of $3,651,976, including brokerage commissions. Such shares were purchased in open market transactions including personal funds.

         Susanna L. Porter currently owns 7,050 shares of Common Stock purchased at an aggregate price of $57,612, including brokerage commissions. Such shares were purchased in open market transactions using personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, James M. Clark, Jr. may be deemed to be the beneficial owner of an aggregate of 455,000 shares of Common Stock, which constitutes approximately 7.53% of the 6,042,000 shares of Common Stock which the filing person believes to be the total number of shares of Common Stock outstanding. In addition, 2,400 shares of Common Stock are beneficially owned for a charitable foundation of which Mr. Clark is President, which constitutes approximately 0.04% of the 6,042,000 shares of Common Stock outstanding. Additionally, 40,900 shares of Common Stock are beneficially owned by various family trusts of which Mr. Clark serves as a trustee, which constitutes approximately 0.68% of the 6,042,000 shares of Common Stock outstanding.

         Mr. Clark may be deemed to be a beneficial owner of 498,300 shares of Common Stock, which constitutes approximately 8.25% of the 6,042,000 shares of Common Stock which the filing person believes to be the total number of shares outstanding.

         As of the date hereof, Susanna L. Porter may be deemed to be the beneficial owner of 7,050 shares of Common Stock, which constitutes approximately 0.12% of the 6,042,000 shares of Common Stock which the filing person believes to be the total number of shares of Common Stock outstanding. Of these 7,050 shares of Common Stock, 5,500 shares are beneficially owned directly by Susanna L. Porter and 1,550 shares are indirectly beneficially owned by two minor children for whom Ms. Porter acts as custodian, one of whom is a child of Mr. Clark and Ms. Porter.

         (b) James M. Clark, Jr. has sole power to vote and sole power to dispose of 445,000 shares of Common Stock. In addition, Mr. Clark has shared power to vote and dispose of 53,300 shares of Common Stock.

         Susanna L. Porter has sole power to vote and sole power to dispose of 7,050 shares of Common Stock.

         (c) No transactions in Common Stock were effected by Susanna L. Porter since March 31, 1998, the date of the filing person's last filing on Schedule 13D and ended as of the date hereof. Information with respect to transactions in Common Stock effected by James M. Clark, Jr. since March 31, 1998, the date of the filing person's last filing on Schedule 13D and ended as of the date hereof is set forth below:

FILING                                               NO. OF SHARES                      PRICE
PERSON                              DATE             PURCHASED                          PER SHARE
James M. Clark, Jr. (IRA)           04/07/98         10,000                             $7 3/4
James M. Clark, Jr.                 04/07/98         40,000                             $7 3/4

James M. Clark, Jr. (IRA)           04/13/98         10,000                             $7 3/4
James M. Clark, Jr.                 04/14/98         60,000                             $7 3/4

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by each filing person, except that each family trust for which Mr. Clark acts as trustee has one or more additional co-trustee, which may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by each trust, respectively.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the parties hereby certify that the information set forth in this Statement is true, complete and correct.

                                             ___________________________________
                                             James M. Clark, Jr.

                                             ___________________________________
                                             Susanna L. Porter

DATED: April 15, 1998